UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Valcom, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

91888T 40 9

(CUSIP Number)

November 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐           Rule 13d-1(b)

b. ☒           Rule 13d-1(c)

c. ☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91888T 40 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Asia Pacific Investment Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		11,372,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,372,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,372,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	CO

CUSIP No. 91888T 40 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Nalinkant Amratlal Rathod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	India

	5	SOLE VOTING POWER

NUMBER OF		11,372,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,372,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,372,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 91888T 40 9

1		NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Rahul Nalin Rathod

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

India

	5	SOLE VOTING POWER

NUMBER OF		3,795,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,795,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,795,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.

(a)           Name of Issuer

ValCom, Inc. (the “Issuer”).

(b)           Address of Issuer’s Principal Executive Offices

2113A Gulf Boulevard, Indian Rocks Beach, Florida 33785.

Item 2.

(a)           Names of Persons Filing

This Schedule 13G is being filed on behalf of Rahul Nalin Rathod, Asia Pacific Investment Holdings, Ltd. and Nalinkant Amratlal Rathod.

Nalinkant Amratlal Rathod owns 100% of the outstanding ownership interests of Asia Pacific Investment Holdings, Ltd. and is a director of Asia Pacific Investment Holdings, Ltd.  All shares of Common Stock, par value $.001 per share, of the Issuer (the “Common Stock”) beneficially owned by Asia Pacific Investment Holdings, Ltd. are also beneficially owned by Nalinkant Amratlal Rathod.  The other director of Asia Pacific Investment Holdings, Ltd. is Bharati Nalin Rathod, the wife of Nalinkant Amratlal Rathod.  Bharati Nalin Rathod disclaims beneficial ownership of the shares of Common Stock beneficially owned by Asia Pacific Investment Holdings, Ltd., Nalinkant Amratlal Rathod and Rahul Nalin Rathod.

Rahul Nalin Rathod is the son of Nalinkant Amratlal Rathod.  Rahul Nalin Rathod disclaims beneficial ownership of the shares of Common Stock beneficially owned by Asia Pacific Investment Holdings, Ltd. and Nalinkant Amratlal Rathod and the filing of this Schedule 13G shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the  Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules promulgated thereunder or for any other purpose, that Rahul Nalin Rathod is the beneficial owner of the shares of Common Stock beneficially owned by Asia Pacific Investment Holdings, Ltd. and Nalinkant Amratlal Rathod.

Nalinkant Amratlal Rathod and Asia Pacific Investment Holdings, Ltd. disclaim beneficial ownership of the shares of Common Stock beneficially owned by Rahul Nalin Rathod and the filing of this Schedule 13G shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that Nalinkant Amratlal Rathod and Asia Pacific Investment Holdings, Ltd. are the beneficial owners of the shares of Common Stock beneficially owned by Rahul Nalin Rathod.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  Attached as Exhibit A is a copy of a Joint Filing Agreement among Rahul Nalin Rathod, Asia Pacific Investment Holdings, Ltd. and Nalinkant Amratlal Rathod.

(b)           Address of Principal Business Office or, if none, Residence

The principal business office of each of Rahul Nalin Rathod, Asia Pacific Investment Holdings, Ltd. and Nalinkant Amratlal Rathod is 24 Boon Lay Way, #01-73, Trade Hub 21, Singapore 609969.

(c)           Citizenship

Rahul Nalin Rathod and Nalinkant Amratlal Rathod are citizens of India.  Asia Pacific Investment Holdings, Ltd. is a limited liability company organized under the laws of the British Virgin Islands.

(d)           Title of Class of Securities

Common Stock, par value $.001 per share, of the Issuer.

(e)           CUSIP Number

91888T 40 9.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Rahul Nalin Rathod:

(a)           Amount of Shares beneficially owned: 3,795,000

(b)           Percent of Class of Shares owned: 3.5% (1)

(c)           Number of shares as to which Rahul Nalin Rathod has:

(i)           Sole power to vote or to direct the vote: 3,795,000

(ii)           Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of 3,795,000

(iv)           Shared power to dispose or to direct the disposition: 0

Asia Pacific Investment Holdings:

(a)           Amount of Shares beneficially owned: 11,372,300

(b)           Percent of Class of Shares owned: 10.4% (1)

(c)           Number of shares as to which Asia Pacific Investment Holdings has:

(i)           Sole power to vote or to direct the vote: 11,372,300

(ii)           Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of 11,372,300

(iv)           Shared power to dispose or to direct the disposition: 0

Nalinkant Amratlal Rathod:

(a)           Amount of Shares beneficially owned: 11,372,300

(b)           Percent of Class of Shares owned: 10.4% (1)

(1) Represents the percentage ownership based on 109,700,158 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31,2010.

(c)           Number of shares as to which Asia Pacific Investment Holdings has:

(i)           Sole power to vote or to direct the vote: 11,372,300

(ii)           Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of 11,372,300

(iv)           Shared power to dispose or to direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See item 2(a).

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2011

By:	/s/ Nalinkant Amratlal Rathod
NALINKANT AMRATLAL RATHOD

By:	/s/ Rathul Nalin Rathod
RAHUL NALIN RATHOD

ASIA PACIFIC INVESTMENT HOLDINGS, LTD.

/s/ Nalinkant Amratlal Rathod
By:	Nalinkant Amratlal Rathod
Its: Director

EXHIBIT INDEX

Exhibit A                      Agreement Regarding the Joint Filing of Schedule 13G

JOINT FILING AGREEMENT

Under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of ValCom, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning himself, herself, or itself contained therein.

Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 4th day of April, 2011.

By:	/s/ Nalinkant Amratlal Rathod
NALINKANT AMRATLAL RATHOD

By:	/s/ Rathul Nalin Rathod
RAHUL NALIN RATHOD

ASIA PACIFIC INVESTMENT HOLDINGS, LTD.

/s/ Nalinkant Amratlal Rathod
By:	Nalinkant Amratlal Rathod
Its: Director